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SECURITIES AN

04019022

Washington, D.C. 20549

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SEC FILE NUMBER
8-41363

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 8 2004
DIVISION OF MARKET REGULATION

FACING PAGE
Information Required of Brokers and ealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 AND ENDING 12/31/2003

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

John

PHILLIP SYLVESTER, ~~SOLE PROPRIETORSHIP~~

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED
JUN 18 2004 E
THOMSON FINANCIAL

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle Street, 31st Floor
(No. and Street)

Chicago (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Geoff Haynes (Name) 205-752-4243 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiMaggio, Veraja & Company, LLC
(Name - if individual state last, first, middle names)

567 James Court (Street) Glendale Heights (City) IL (State) 60139 (Zip Code)

CHECK ONE

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

The accompanying notes are an integral part of these financial statements

OATH OR AFFIRMATION

I, Rodney J. Mendoza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to Phillip Sylvester, (a sole proprietorship) as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company, nor any member, partner, proprietor, principal, officer nor director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

[signature] Signature

Executive Assistant Title

03-01-2004 Date

Subscribed and sworn to before me this 1st day of March, 2004

Rebecca Ann Kay
Notary Public

"OFFICIAL SEAL"
REBECCA ANN KAY
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 06/03/06

This report** contains (check all applicable boxes)

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes on Stockholder's Equity or Partners' or Sole Proprietor's Capital
- [x] (f) Statement of Changes in Liabilities Subordinated to claims of General Creditors
- [x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1
- [x] (h) Computation for determination of Reserve Requirements Pursuant to Rule 15c3-3
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [x] (o) Independent Auditors' Report on Internal Accounting Control
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation-Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv)

DIMAGGIO, VERAJA & COMPANY, LLC
Certified Public Accountants & Business Consultants
567 James Court, Glendale Heights, IL 60139-3206 ● Phone (630) 790-4269 ● Fax: (630) 942-8269

INDEPENDENT AUDITORS' REPORT

To Phillip Sylvester, d.b.a.
Phillip Sylvester
440 South LaSalle Street, 31st Floor
Chicago, Illinois 60605

We have audited the accompanying statement of financial condition of Phillip Sylvester, (a sole proprietorship) as of December 31, 2003 and the related statements of income, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Proprietorship's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Phillip Sylvester as of December 31, 2003, and the results of its operations and its cash flows for the year ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 through 17 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DiMaggio, Veraja & Company, LLC
Glendale Heights, Illinois
February 25, 2003

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (if individual, state last, first, middle name)

DIMAGGIO, VERAJA & COMPANY, LLC [70]

ADDRESS

567 James Court [71]	Glendale Heights [72]	IL [73]	60139 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE...FOR SEC USE ONLY

WORK LOCATION	REPORT DATE	DOC. SEQ. NO.	CARD				
50	51	52	53				

SEC 1696 2 of 16

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PHILLIP SYLVESTER | N | 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/03 [99]
SEC FILE NO. 8-41363 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$	200			$	750
2. Receivables from brokers or dealers:						
A. Clearance account	4,644,380	295				
B. Other	0	300		550	4,644,380	810
3. Receivables from non-customers	0	355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
Debt securities		419				
Options	6,592,900	420				
Other securities	37,102	424				
Spot commodities	0	430			6,630,002	850
5. Securities and/or other investments						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes market value of collateral:		470		640		890
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned , at cost			50,000	650		
C. Contributed for use of the company, at market value				660	50,000	900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535	0	735	0	930
12. TOTAL ASSETS	11,274,382	540	50,000	740	11,362,368	940

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **PHILLIP SYLVESTER** as of 12/31/03

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114	0	1315	0	1560
B. Other	0	1115	7,921,955	1305	7,921,955	1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other		1205		1385		1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1(d)) of [980]						
B. Securities borrowings, at market value: from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-a(d)) of . . . . [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 0	1230	$ 7,921,955	1450	$ 7,921,955	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners	$	1020)	3,402,427	1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock				1792
C. Additional paid-in capital				1793
D. Retained earnings				1794
E. Total				1795
F. Less capital stock in treasury				1796
24. TOTAL OWNERSHIP EQUITY			3,402,427	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 11,324,382	1810

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **PHILLIP SYLVESTER**

For the period (MMDDY)	01/01/03	3932 to	12/31/03	3933
Number of months included in this statement			12	3931

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:				
a. Commissions on transations in exchange listed equity securities executed on an e:		$		3935
b. Commissions on listed option transactions				3938
c. All other securities commissions				3939
d. Total securities commissions				3940
2. Gains or losses on firm securities trading accounts				
a. From market making in options on a national securities exchange			428,983	3945
b. From all other trading			-	3949
c. Total gain (loss)			428,983	3950
3. Gains or losses on firm securities investment accounts				3952
4. Profit (loss) from underwriting and selling groups				3955
5. Revenue from sale of Investment company shares				3970
6. Commodities revenue			-	3990
7. Fees for account supervision, investment company shares				3975
8. Other revenue			98,351	3995
9. Total revenue		$	527,334	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder offi			$		4120
11. Other employee compensation and benefits					4115
12. Commissions paid to other broker-dealers				151,034	4140
13. Interest expense				21,926	4075
a. Includes interest on accounts subject to subordinat		4070			
14. Regulatory fees and expenses				66,046	4195
15. Other expenses				163,674	4100
16. Total expenses			$	402,680	4200

NET INCOME

17. Net income (loss) before Federal Income taxes and items below (item 9 less item 16)			$	124,654	4210
18. Provision for Federal Income taxes (for parent only)					4220
19. Equity in earnings (losses) of uncomsolidated subsidiaries not included above					4222
a. After Federal income taxes of		4238			
20. Extraordinary gains (losses)					4224
a. After Federal income taxes of		4239			
21. Cumulative effect of changes in accounting principles					4225
22. Net income (loss) after Federal income taxes and extraordinary items			$	124,654	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordi	$		27,151	4211

The accompanying notes are an intregal
part to these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **PHILLIP SYLVESTER**

For the period (MMDDY' 01/01/03 to 12/31/03

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION))

1. Balance, beginning of period			$ 2,305,130	4240
A. Net income (loss)			124,654	4250
B. Additions (Includes non-conforming capital of	$	4262)	2,230,375	4260
C. Deductions (Includes non-conforming capital of		4272)	(1,257,731)	4270
2. Balance, end of period (From item 1800)			$ 3,402,428	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

The accompanying notes are an integral
part of these financial statements

PHILLIP SYLVESTER
(a sole proprietorship)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

CASH PROVIDED BY OPERATING ACTIVITIES	
Net Income	$ 124,654
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase)/decrease in assets	
Receivable from brokers or dealers-clearance	(3,660,492)
Receivables from brokers or dealers-other	410,813
Securites and spot commodities owned	
Options	1,829,993
Securities	2,001,542
Spot Commodities	7,137
Increase/(decrease) in liabilities	
Payable to brokers or dealers,	0
Securities sold not yet purchased	(1,686,291)
	(972,644)
CASH APPLIED TO INVESTING ACTIVITIES	
	0
CASH APPLIED/PROVIDED TO FINANCING ACTIVITIES	
Member contributions	2,230,375
Member distributions	(1,257,731)
	972,644
NET DECREASE IN CASH	0
CASH AT BEGINNING OF PERIOD	0
CASH AT END OF PERIOD	$ 0

The accompanying notes are an integral part of these financial statements

PHILLIP SYLVESTER
(a sole proprietorship)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2003

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Phillip Sylvester, Sole Proprietorship, "The Proprietorship", is a proprietary broker-dealer whose business purpose is to buy and sell securities and options. It is a member of the Chicago Board of Options Exchange and operates under a joint back office arrangement with Pax Clearing Corporation. As such, it does not effect transactions other than with brokers or dealers, effect transactions in unlisted options, or carry customer accounts.

Basis of Accounting

The Proprietorship's financial statements are prepared on the accrual basis of accounting, which conforms to U.S. generally accepted accounting principles. Substantially all of the Company's assets and liabilities are carried at fair market value.

Accounting Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Trading Accounts

The financial statements have been prepared solely from the trading accounts of Phillip Sylvester and do not include the personal accounts of the owner or those of any other operation in which he is engaged.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Proprietorship are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Marketable securities are carried at market value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Under SFAS 115, securities that are bought and held principally for the purpose of selling them in the near term (thus held only for a short time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used with the objective of generating profits on the short-term differences in price. The proprietorship classifies all securities as trading securities.

NOTE 2 – RECEIVABLE FROM BROKERS OR DEALERS

Amounts receivable from brokers and dealers at December 31, 2003 consist of the following:

	Receivable
Receivable from clearing firm - clearance	$4,644,380
Receivable from clearing firm – other,	-0-
Total	$4,644,380

NOTE 3 – FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, principally exchange-traded options, are carried at quoted market value.

Derivatives used for economic hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Proprietorship does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Fair value of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition. The following table discloses the approximate fair values of derivative financial instruments held for trading as of December 31, 2003, as well as the approximate quarterly average fair values of derivatives held during 2003:

	December 31, 2003	**Average during 2003**
Equity and index options assets	$ 2,062,406	$ 6,517,800
Equity and index options liabilities	2,044,881	2,044,881

NOTE 4 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Proprietorship engages in trading activities. In connection with these activities, unsettled trades and sales of securities not yet purchased may expose the Proprietorship to off-balance sheet credit risk as a result of market fluctuations. The Proprietorship enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options, and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

When-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Proprietorship receives a premium in exchange for giving the counterpart the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for options and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Proprietorship has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Proprietorship has recorded these obligations in the financial statements at December 31, 2003, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

The Proprietorship's trading activities are transacted on a cash basis. In connection with these activities, the Proprietorship executes transactions involving the sale of securities not yet purchased. Such transactions may expose the Proprietorship to significant off-balance-sheet risk in the event capital reserves are not sufficient to fully cover losses that may incur. The Proprietorship seeks to control the risks associated with its trading activities by monitoring trading markets daily.

Concentrations of Credit Risk

The Proprietorship is engaged in various trading and brokerage activities with counter parties, primarily broker-dealers. In the event counter parties do not fulfill their obligations, the Proprietorship may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Proprietorship's policy to review, as necessary, the credit standing of each counterpart.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Proprietorship is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15('c)3-1). Under this rule the Proprietorship is required to maintain "net capital" equal to the greater of $100,000 or 6 and 2/3% of "aggregate indebtedness", as defined.

As more fully described in the Independent Auditors' Report On Internal Accounting Control Required By The Securities and Exchange Commission Rule 17a-5 which follows, on December 31, 2003, the Proprietorship's net capital as computed pursuant to the rules of the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15('c)3-1) showed a deficiency in the amount of -$ 313,813, which was -$413,813 below its minimum net capital requirement of $100,000.

NOTE 6 – INCOME TAXES

The financial statements do not include a provision for income taxes because the Proprietorship does not incur federal or state income taxes. Instead, income from the proprietorship and the proprietor's income and expenses from other sources are included on his individual federal income tax return, and are taxed based on his personal tax strategies.

NOTE 7 – INVESTMENT IN CLEARING COMPANY

The Company has a Joint Back Office ("JBO") clearing agreement with Pax Clearing Corporation ("Pax"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $50,000 in the preferred shares of ABN. The Company's investment in Pax is reflected as investment in broker-dealer in the statement of financial condition. This investment is carried at cost; and under the agreement, would be returned to the Company in the event the JBO arrangement is terminated, less any accrued costs or expenses.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **PHILLIP SYLVESTER** as of 12/31/03

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	3,402,427	3480
2. Deduct ownership equity not allowable for Net Capital					3490
3. Total ownership equity qualified for Net Capital				3,402,427	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	3,402,427	3530
6. Deductions and/or charges:					
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 50,000	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities proprietary capital charges	0	3600			
D. Other deductions and/or charges		3610		(50,000)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions				3,352,427	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities	3,666,240	3734			
D. Undue Concentration		3650			
E. Other (List) Loss To Convert	0	3736		(3,666,240)	3740
10. Net Capital			$	(313,813)	3750

NON-ALLOWABLE ASSETS - LINE 6.A

INVESTMENT IN BROKER-DEALER $ 50,000

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report, as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **PHILLIP SYLVESTER** as of 12/31/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

PART A

11. Minimum net capital required (6-2/3% of line 19)	$	0	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A	$	**100,000**	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	(413,813)	3770
15. Excess net at 1000% (line 10 less 10% of line 19)	$	(313,813)	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	0	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. market value of securities borrowed for which no equivalent value is paid or credited			3810			
C. Other unrecorded amounts(List)			3820	$ (		3830
19. Total aggregate indebtedness				$	0.0	3840
20. Percentage of aggregate indebtedness to net capital (line 19/ line 10)				%	0.0	3850
21. Percentage of debt to debt-equity total computed i accordance with Rule 15c3-1 (d)				%	0.0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	0	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net captial requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 100 less 24)	$		3910
26. Net capital in excess of the greater of:			
A. 5% OF COMBINED AGGRETATE DEBIT ITEMS OR $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 17400) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PHILLIP SYLVESTER
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PERSUANT TO RULE 15c-3
as of December 31, 2003

The Proprietorship did not handle any customer cash or securities during the year ended December 31, 2003, and does not have any customer accounts.

PHILLIP SYLVESTER
COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS
PERSUANT TO RULE 15c-3
as of December 31, 2003

The Proprietorship did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2003 and does not have any PAIB accounts.

PHILLIP SYLVESTER
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
as of December 31, 2003

The Proprietorship did not handle any customer cash or securities during the year ended December 31, 2003 and does not have any customer accounts.

DIMAGGIO, VERAJA & COMPANY, LLC
Certified Public Accountants & Business Consultants
567 James Court, Glendale Heights, IL 60139-3206 ● Phone (630) 790-4269 ● Fax: (630) 942-8269

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To Phillip Sylvester, d.b.a.
Phillip Sylvester
440 South LaSalle Street, 31st Floor
Chicago, Illinois 60605

In planning and performing our audit of the financial statements of Phillip Sylvester, (a sole proprietorship) for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Proprietorship in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Proprietorship in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Proprietorship does not carry security accounts for customers or perform custodial functions relating to customer activities.

The management of the Proprietorship is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Proprietorship has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Phillip Sylvester

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above. During our study and evaluation, we did take into consideration that the Proprietorship fell below its net capital requirement as of the close of business on December 31, 2003, and further noted that the firm deposited $600,000 to cover this deficiency before the opening of business on January 2, 2004, and on the same day, made the required notifications under SEC Rule 17a-11on a timely basis. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Proprietorship, for the year ended December 31, 2003, and this report does not affect our report thereon dated February 25, 2004. In addition, no facts came to our attention, which would indicate the Company was not in compliance with its exemption from the requirements of SEC Rule 15c-3. However, it should be noted that our examination was not directed primarily towards obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Proprietorship's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Chicago Board of Options Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

DiMaggio, Vuajas, Company, LLC

Glendale Heights, Illinois

February 25, 2004